MATERIAL CHANGE REPORT
UNDER SECTION 85 (1) OF THE B.C. SECURITIES ACT
(Previously Form 27)
ITEM 1 Reporting Issuer
Great Basin Gold Ltd.
1020 – 800 West Pender Street
Vancouver, BC
V6C 2V6
(the “Company”)
ITEM 2 Date of Material Change
May 12, 2006
ITEM 3 Press Release
A press release was disseminated on May 12, 2006 through various approved media, and was filed through the SEDAR system on May 15, 2006.
ITEM 4 Summary of Material Change
Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN) announces the positive results of a feasibility study on its Burnstone Gold Project near Johannesburg, South Africa.
ITEM 5 Full Description of Material Change
See attached news release.
ITEM 6 Reliance on section 85 (2) of the Act
Not applicable
ITEM 7 Omitted Information
Not applicable
ITEM 8 Senior Officers
Senior officer of the reporting issuer who is knowledgeable about the material change:
Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary
Telephone: (604) 684-6365; Facsimile: (604) 684-8092
ITEM 9 Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.
DATED at Vancouver, British Columbia, this 15th day of May 2006

/s/ Jeffrey R. Mason

Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary
IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

GREAT BASIN GOLD LTD.
1020 — 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel 604 684·6365
Fax 604 684·8092
Toll Free 1 800 667·2114
www.greatbasingold.com
POSITIVE RESULTS FROM FEASIBILITY STUDY
FOR GREAT BASIN’S BURNSTONE GOLD PROJECT, SOUTH AFRICA
AMENDED SEE NUMBERS IN TABLE PAGE 2
May 12, 2006. Vancouver, BC. Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN) announces the positive results of a feasibility study on its Burnstone Gold Project near Johannesburg, South Africa.
The Burnstone Gold Project is located in the South Rand area of the Witwatersrand Basin, 80 kilometers southeast of Johannesburg. The proposed mine site is situated in an area of open, rolling country, traversed by major paved highways, railroads, power lines and pipelines that provide excellent infrastructure for development. Skilled labour, mining expertise, equipment, process facilities and development capital are all at hand to support efficient development of the Project.
The Burnstone Feasibility Study was done in 2006 South African Rand (ZAR) and US dollars (US$), at a ZAR: US$ exchange ratio of 7:1. The financial analysis assumes a 100% ownership and no debt leverage. Great Basin is finalizing its agreement with Tranter Investments (Pty) Ltd., a Black Economic Empowerment company that will participate in the Project as per South African regulatory requirements1.
The results of the base case scenario, at a gold price of US$450/oz (ZAR101,270/kg), pre-tax and 100% equity development financing are:
•	14 year mine life, including 4 year pre-production period

•	Annual production of 214,000 ounces of gold at full production

•	Life of Mine Capital cost of US$144.5 million (ZAR1,013 million)

•	Operating cost of US$36.63 per tonne (ZAR256.41 per tonne)

•	Cash cost of US$254.42 per ounce (ZAR57,256 per kg)

•	Pre-tax Net Present Value at 5% discount of US$138.9 million (ZAR972.3 million)

•	Internal Rate of Return of 18.3%
Mine Plan
The Feasibility Study recommends flexible, mechanized materials handling and conventional narrow reef underground mining of the Burnstone deposit, utilizing a combination of decline and vertical shaft for access. Development will occur in two phases. A 4.5-metre wide by 4.8-metre high decline will be developed, first, to enable early access to the ore body for some mining. A confirmatory 26,000 tonne bulk sample will be extracted and processed. Secondly, a 7.5-metre diameter vertical shaft will be developed and commissioned. For full production, employees and equipment will use the decline for access and the shaft will be used for hoisting ore and mine rock to surface. Full employment would entail approximately 2,000 people.
The Burnstone processing plant has been designed with a nominal capacity of 125,000 tonnes per month, and consists of conventional crushing, semi-autogenous grinding and ball milling, followed by gravity separation and carbon-in-leach treatment prior to gold refining. Expected metallurgical recovery is 95%, with 2.2 million ounces recovered over the 14 year mine life.
President and CEO Ferdi Dippenaar said: “Management is pleased with the results of this first phase development of the Burnstone Gold Project. The Company intends to immediately move to the permitting stage, and initiate pre-production activities. We are completing a financing to construct the surface facilities and the decline shaft component, which costs approximately C$25 million. As this Project only includes a portion of the mineral resources outlined at Burnstone to date, we will continue to assess opportunities to extend the mine life.”

[1]	A mining royalty has been proposed but not finalized by the African government.

Parameters and Key Results
The Measured and Indicated Mineral Resources for the Burnstone Project, as outlined by drilling to date, at a 400 cmg/t cut-off, are 29.0 million tonnes grading 7.63 g/t, containing 7.1 million ounces of gold. Of these, 19.8 million tonnes grading 9.22 g/t are Measured and 9.2 million tonnes grading 4.20 g/t are Indicated. These Mineral Resources are inclusive of the Mineral Reserves used for the Feasibility Study. The current mine plan, however, is based on a portion of the mineral resources previously known as Area 1. Progressive development of additional mineral resources is expected.
The Proven and Probable Mineral Reserves (tabulated below) are fully diluted and take into consideration all mining factors, and are stated according to Canadian standards. These include Proven Reserves of 15.1 million tonnes grading 4.61 g/t and Probable Reserves of 0.8 million tonnes grading 5.38 g/t. Under US standards no reserve declaration is possible until financing and permits are acquired (for additional information, see cautionary and forward looking statements).
BURNSTONE GOLD PROJECT — FEASIBILITY STUDY RESULTS
Gold Price US$450/oz (ZAR101,270/kg) & Exchange Rate of 7:1

Proven & Probable Reserves	15.9 million tonnes grading 4.65 g/t,
(4 g/t cut-off)	containing 2.4 million ounces
Gold recovery	95%
Annual gold production	214,000 ounces
Life of mine gold production	2.26 million ounces
Mine life	14 years
Full Employment	2,000 people

CAPITAL COSTS	ZAR (millions)	US$ (millions)
Mine	800	114.3
Mill	160	22.8
Tailing & Rock Storage	37	5.3
Main Water supply	15	2.1
Total	1,013	144.5

OPERATING COSTS	ZAR/t milled	US$/t milled
Mining	215.09	30.73
Milling	33.36	4.77
Administration	2.00	0.29
Community	3.78	0.54
Social Costs	2.18	0.32
Total	256.41	36.63

CASH COSTS	ZAR/kg	US$/oz
Mine Site Costs	57,256	254.42
All in Costs	72,714	323.11

CASH FLOW	ZAR (millions)		US$ (millions)
Average annual	183	*	26	*
Life of Mine	2,006	*	287	*

FINANCIAL RESULTS	ZAR (millions)	US$ (millions)
Net Present Value (5% discount)	972.3	138.9
Internal Rate of Return	18.3%

*	revised from May 11, 2006 news release.

Sensitivity analyses done on several of the key parameters indicate the financial results for the Project are robust. The Net Present Value and Internal Rate of Return are more sensitive to changes in exchange rate and gold price than to variations in capital and operating costs.
The Technical Report on the Feasibility Study is authored by international mining consultants Behre Dolbear & Company, based on a full review of the results of the components of the Study by Derek Rance, P.Eng., who is an independent qualified person as defined by National Instrument 43-101. The financial analysis was completed by Minefill Services, Inc., under the supervision of David Stone, P.Eng. Individual components of the Study were completed by South African consulting firms. (All consultants would be considered independent except Harry Meadon, who was a site supervisor):
•	Geology and mineral resources were reviewed and updated for the Feasibility Study by HM Meadon, Pr.Sci.Nat., HM Exploration CC, and GJ van der Heever, Pr.Sci.Nat., GeoLogix Mineral Resource Consultants (Pty) Ltd.

•	Mineral reserves, mine planning and design aspects were developed by Turgis Consulting (Pty) Ltd., under the supervision of AD Pooley, Pr.Eng.

•	Mill process and plant design work was done by MDM Ferroman, and metallurgical testwork by Mintek Laboratories, all under the supervision of David Dodd, SAIMM, of MDM Ferroman.

•	Environmental & permitting, tailings, water supply and infrastructure studies were conducted by Knight Piesold (Pty) Ltd. and other subcontractors, under the supervision of Joanna Goeller, Environmental Impact Assessment Practitioner and R.J. Scheurenberg, Pr,Eng.

•	Compensation and benefits recommendations and social and human resources aspects were developed by Remchannel (Pty) Ltd. and Naledi Development (Pty) Ltd., respectively.
The Company’s prospectus and private financings announced April 11, 2006 to raise up to $35 million by issuance of shares at Cdn$2.25 were delayed on account of finalizing the feasibility study, however, both financings are scheduled to complete next week.
Great Basin is a mining exploration and development company with advanced stage gold assets on the Carlin Trend in Nevada and the Witwatersrand Goldfield in South Africa. For additional details on Great Basin and its gold projects, please visit the Company’s website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.
Ferdi Dippenaar
President & CEO
No regulatory authority has approved or disapproved the information contained in this news release.
Cautionary and Forward Looking Information Comments
All information contained in this press release relating to the contents of the Feasibility Study, including but not limited to statements of the Burnstone project’s potential and information such as capital and operating costs, production summary, and financial analysis, are “forward looking statements” within the definition of the United States Private Securities Litigation Reform Act of 1995. The information relating to the possible construction of conveyor, grinding and leaching plant facilities also constitutes such “forward looking statements.” The Feasibility Study was prepared to quantify the Burnstone project’s capital and operating cost parameters and to determine the project’s likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.
The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the ultimate feasibility of the Burnstone project. The mineralized material at the Burnstone project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Burnstone project’s mineralization is not yet considered to be a reserve under US mining standards as all necessary mining permits would be required in order to classify the project’s mineralized material as an economically exploitable reserve. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods assumed in the Feasibility Study, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. No permits have yet been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a Feasibility Study, these could be materially different from those contained in the Feasibility Study. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Feasibility Study assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the Feasibility Study. Prices for gold have been below the price ranges assumed in Feasibility Study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. South African mining tenure laws require that significant economic ownership in Burnstone be held by historically disadvantaged peoples and for which ownership rights the Company may not be significantly compensated. The economics of the Burnstone Project are sensitive to the US Dollar and South African Rand exchange rate and this rate has been subject to large fluctuations in the last several years.